# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sound Point Direct Lending BDC, CIK 0002061174
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: C/O SOUND POINT CAPITAL MANAGEMENT, LP, 375 PARK AVENUE, 33RD FLOOR, NEW YORK, New York (NY), 10152
Date of event which requires filing of this statement: 02/13/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001273813

## Reporting persons
- Assured Guaranty Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); sole voting power 760,000; shared voting power 0; sole dispositive power 760,000; shared dispositive power 0; aggregate amount beneficially owned 760,000 (21.7% of the class)
  Comment: (1) Based on a total of 3,506,476 shares issued and outstanding as of January 30, 2026, as disclosed in Sound Point Direct Lending BDC's Form 10, filed on February 12, 2026.

## Item 1. Issuer
Name of issuer: Sound Point Direct Lending BDC
Address of issuer's principal executive offices: C/O SOUND POINT CAPITAL MANAGEMENT, LP, 375 PARK AVENUE, 33RD FLOOR, NEW YORK, New York, 10152

## Item 2. Person Filing
Name of person filing: Assured Guaranty Ltd.
Address of principal business office or, if none, residence: 30 Woodbourne Ave, 5th Floor, Hamilton HM08 Bermuda
Citizenship: Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 760,000
Percent of class: 21.7%
Sole power to vote or to direct the vote: 760,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 760,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This Schedule 13G is filed by Assured Guaranty Ltd., the ultimate parent of the subsidiary entities listed on Exhibit A. Each such entity may be deemed to beneficially own the securities to which this Schedule 13G applies.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Assured Guaranty Ltd. is filing this Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) as the ultimate parent of its wholly owned subsidiaries listed on Exhibit A hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Assured Guaranty Ltd.: /s/ Ling Chow, Ling Chow, General Counsel & Secretary (02/27/2026)